                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                          Craftmade International, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   22413E-10-4
           -----------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Neall W. Humphrey
                              5005 Hillsdale Circle
                        El Dorado Hills, California 95762
                                 (916) 933-3943
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 14, 2002
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), (f) or (g), check the following box 9.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

------------------------                                     -------------------
 CUSIP No.  22413E-10-4                                       Page 2 of 5 Pages
------------------------                                     -------------------

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      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Neall W. Humphrey
                 Leslie D. Humphrey
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X] The Reporting Persons are husband and wife and hold the shares jointly as community property.
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      3       SEC USE ONLY
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      4       SOURCE OF FUNDS

              Not applicable
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      5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) OR 2(e)     [ ]
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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
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    NUMBER OF       7  SOLE VOTING POWER
     SHARES
  BENEFICIALLY         -0-
    OWNED BY       -------------------------------------------------------------
      EACH         8   SHARED VOTING POWER
   REPORTING
     PERSON            503,150
      WITH         -------------------------------------------------------------
                   9   SOLE DISPOSITIVE POWER

                       -0-
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       503,150
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              503,150
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      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES  [ ]
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.5%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON

              IN; IN
--------------------------------------------------------------------------------

                         AMENDMENT NO. 2 TO SCHEDULE 13D

         The Schedule 13D relating to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Craftmade International, Inc., a Delaware corporation ("Company"), as filed by Neall W. Humphrey and Leslie D. Humphrey (collectively, "Humphrey"), is hereby amended as set forth below. Unless otherwise indicated, all terms referred to herein shall have the meaning as set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended by adding the following thereto:

         Mr. Humphrey is a director of the Company and the President of Trade Source International, Inc., a wholly-owned subsidiary of the Company.

         The Voting Agreement terminated pursuant to its terms on July 1, 2001. The Escrow Agreement terminated pursuant its terms on July 1, 2000, and the 39,697 Escrow Shares held thereunder were distributed to Humphrey in accordance with its terms.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended by adding the following thereto:

         (a) Aggregate Number and Percentage of Shares Beneficially Owned by Humphrey:

                  503,150 shares; 8.5%

         (b)      1.       Shares that Humphrey has sole power to vote or direct
                           vote:

                           -0-

                  2. Shares that Humphrey has shared power to vote or direct vote:

                           503,150

                  3. Shares that Humphrey has sole power to dispose or direct the disposition:

                           -0-

                  4. Shares that Humphrey has shared power to dispose or direct the disposition:

                           503,150

         (c) Since October 23, 1998, the date of the most recent filing by Humphrey on Schedule 13D, Humphrey has sold Common Stock in the manner, in the amounts, on the dates and at the prices set forth on Schedule 1 attached hereto and incorporated by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         The Voting Agreement terminated pursuant to its terms on July 1, 2001. The Escrow Agreement terminated pursuant its terms on July 1, 2000, and the 39,697 Escrow Shares held thereunder were distributed to Humphrey in accordance with its terms.


                               Page 3 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002



                                        /s/ Neall W. Humphrey
                                        ---------------------------
                                        Neall W. Humphrey


                                        /s/ Leslie D. Humphrey
                                        ---------------------------
                                        Leslie D. Humphrey


                               Page 4 of 5 Pages
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                                   SCHEDULE 1

         Humphrey has engaged in the following transactions in Common Stock since October 23, 1998, the date of the most recent filing by Humphrey on
Schedule 13D.


                                                                                                         Where and How
        Transaction Date                Number of Shares                Price Per Share            Transaction was Effected
        ----------------                ----------------                ---------------            ------------------------
November 21, 2000                              5,000                            N/A(1)                Private transaction
August 21, 2001                               34,000                         $14.00                 Open market transaction
October 25, 2001                               7,000                            N/A(1)                Private transaction
December 4, 2001                               2,100                         $12.35                 Open market transaction
December 5, 2001                              17,900                         $12.44                 Open market transaction
December 7, 2001                              17,000                         $12.84                 Open market transaction
December 10, 2001                              7,000                         $14.02                 Open market transaction
December 18, 2001                              2,300                            N/A(1)                Private transaction

(1) These shares were gifted by Humphrey to a third party.


                                  Page 5 of 5